STURM, RUGER & CO., INC. SOUTHPORT, CONNECTICUT 06890 U.S.A.

September 29, 2010

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 3, 2010 and July 3, 2010
Definitive Proxy Statement on Schedule 14A
File No. 001-10435

Dear Mr. Hartz:

This letter is in response to your letter of September 15, 2010.  The comment included in your September 15, 2010 letter and our response follows:

Comment 1.

We note that your amended filing does not include fully-dated officer certifications.  Please file a full amendment to the Form 10-K with proper signatures and fully-dated certifications.

Response

The officer certifications in our Form 10-K/A filed on August 5, 2010 did not include the full date due to an administrative oversight.  Instead of reading “August 5, 2010”, they read “August  , 2010”.  To remedy this administrative error, we propose filing a “short” amendment to the Form 10-K with the full date and proper signatures.

If the filing of a “short” amendment to the Form 10-K is not satisfactory to the Commission, we request that the full amendment to the Form 10-K be made in conjunction with the filing of our Form 10-Q for the Third Quarter of 2010, on or about October 27, 2010.  Because a full amendment to the Form 10-K would require the reissuance of our auditor’s consent, we would prefer to minimize the additional auditor expenses involved by delaying the filing of the full amendment to the Form 10-K until the date of filing our Form 10-Q for the Third Quarter of 2010.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 259-7843 ext.33251.

Sincerely,

/s/ Thomas A. Dineen
Thomas A. Dineen
Vice President, Treasurer and Chief Financial Officer

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